UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GENERAL MARITIME CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2692M 10 3
(CUSIP Number)

Kate Blankenship	With a copy to:
Frontline Ltd. Par-La-Ville Place, 4th Floor 14 Par-La-Ville Road Hamilton HM 08 Bermuda (441) 295-6935	Charles K. Ruck, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 8 Pages

Item 1. Security and Issuer.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
SIGNATURES

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 2 of 8 Pages

1.	Name of Reporting Person: Frontline Ltd. IRS Employer Identification No.: Not Applicable.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.25%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 3 of 8 Pages

1.	Name of Reporting Person: Bandama Investment Ltd. I.R.S. Employer Identification No.: Not Applicable.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Liberia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.25%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 4 of 8 Pages

1.	Name of Reporting Person: Hemen Holding Limited I.R.S. Employer Identification No.: Not Applicable.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.25%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 5 of 8 Pages

1.	Name of Reporting Person: John Fredriksen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norwegian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.25%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 6 of 8 Pages
Item 1. Security and Issuer.
     This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on December 1, 2005 (the “Statement”) by Frontline Ltd., a Bermuda corporation (“Frontline”), Bandama Investment Ltd., a Liberian corporation and wholly-owned subsidiary of Frontline (“Bandama”), Hemen Holding Limited, a Cyprus holding company and principal shareholder of Frontline (“Hemen”) and John Fredriksen, an individual, the ultimate beneficiary of Hemen, and the Chairman, Chief Executive Officer, President and a Director of Frontline (“Fredriksen,” and together with Frontline, Bandama and Hemen, the “Reporting Persons”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”).
     In particular, this Amendment reflects a series of purchases by the Issuer of its own Common Stock, which have decreased the total outstanding shares of the Issuer’s Common Stock (reported by the Issuer in its Form 8-K filed on January 4, 2006 8-K to total 34,301,064 shares following a January 19, 2006 share repurchase) and which have increased the percentage of shares held by the Reporting Persons’ by more than 1%. Due to the Issuer’s continuing share repurchase program, the percentage of shares held by the Reporting Persons could continue to the change in the future. Except as amended and supplemented hereby, the Statement remains in full force and effect.
Item 4. Purpose of Transaction.
     In the ordinary course of its business, Frontline is engaged in the evaluation of potential candidates for acquisitions and strategic transactions. As part of this evaluation strategy, Frontline identified the Issuer as a candidate for an acquisition or strategic transaction in early 2004. On several occasions beginning in mid 2004, representatives of Frontline had discussions with the management of the Issuer regarding a possible business combination, however, the Issuer expressed that it was not interested in exploring a transaction at that time.
     On December 1, 2005, Frontline sent a letter to the Issuer submitting a proposal to acquire the Issuer in a cash transaction. On December 5, 2005, the Issuer issued a press releasing announcing that its Board of Directors had rejected the proposal. No other communications have occurred between Frontline and the Issuer since then regarding a possible business combination. However, Frontline may attempt to reinitiate discussions with the Issuer in the future, either through oral or written communications, regarding a possible business combination.
     The purpose of the Reporting Persons in acquiring the securities of the Issuer indicated in Item 5 below was to obtain an equity position in the Issuer for investment purposes. The Reporting Persons intend to seek to acquire control of the Issuer although they have not formulated any specific plan in this regard other than initiating discussions with the Issuer as discussed above and there can be no assurance that any additional plans will be developed or as to the terms or the timing of any such plan. Any such plan that may be formulated could involve directly proposing a business combination transaction to the Issuer and its Board of Directors or making a tender offer for some or all of the Issuer’s shares of Common Stock. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs and potential business combinations. Depending on such evaluations and applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock, or dispose of any and all shares of Common Stock held by them. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 7 of 8 Pages
transactions, or otherwise. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of the Issuer’s assets or change in the Issuer’s capitalization.
     Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety to read as follows:
     (a) Each of Frontline, Bandama, Hemen and Fredriksen may be deemed to beneficially own 3,860,000 shares of Common Stock, representing approximately 11.25% of the outstanding shares of Common Stock of the Issuer (based upon 34,301,064 shares of Common Stock outstanding as of January 19, 2006 as reported by the Issuer in its Form 8-K filed on January 4, 2006). To the best of Frontline’s, Bandama’s, Hemen’s and Fredriksen’s knowledge, none of the other persons named in response to Item 2 own any securities of the Issuer.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 8 of 8 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: January 25, 2006

FRONTLINE LTD.
By:	/s/ Tor Olav Trøim
	Name:	Tor Olav Trøim
	Title:	Vice President and Director

BANDAMA INVESTMENT LTD.
By:	/s/ Tom Jebsen
	Name:	Tom Jebsen
	Title:	President and Director

HEMEN HOLDING LIMITED
By:	/s/ Eva Agathangelou
	Name:	Eva Agathangelou
	Title:	Director

JOHN FREDRIKSEN
By:	/s/ John Fredriksen
	Name:	John Fredriksen